Exhibit 3.1

ARTICLES SUPPLEMENTARY

SERIES A CONVERTIBLE PREFERRED STOCK

OF

CONSTELLATION ENERGY GROUP, INC.

Pursuant to Section 2-208(b) of

the Maryland General Corporation Law

Constellation Energy Group, Inc. (the “Company”), a corporation organized and existing under and by virtue of the Maryland General Corporation Law (the “MGCL”), hereby certifies as follows:

FIRST: The charter of the Company (as amended and supplemented, the “Articles of Incorporation”) authorizes the issuance of up to 25,000,000 shares of preferred stock, par value $0.01 per share (the “Authorized Preferred Stock”), and further authorizes the Board of Directors of the Company to classify any unissued shares of Authorized Preferred Stock by setting the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the shares.

SECOND: On September 19, 2008, the Board of Directors of the Company by duly adopted resolutions classified and designated 10,000 shares of Authorized Preferred Stock as shares of Series A Convertible Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption:

1. Designation and Amount; Ranking.

(a) There shall be created from the Authorized Preferred Stock a series of preferred stock, designated as the “Series A Convertible Preferred Stock”, par value $0.01 per share (the “Preferred Stock”), and the number of shares of such series shall be 10,000. Such number of shares may be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Preferred Stock to a number less than that number of shares of Preferred Stock then outstanding.

(b) The Preferred Stock will, with respect to both dividend rights and rights upon a Liquidation, rank (i) senior to all Junior Stock, (ii) on parity with all Parity Stock and (iii) junior to all Senior Stock.

2. Definitions. As used herein, the following terms shall have the following meanings:

(a) “Accrued Dividends” means, with respect to any share of Preferred Stock, as of any date, the accrued and unpaid cash dividends on such share through and including such date (whether or not authorized or declared).

(b) “Affiliate” means any Person or entity, directly or indirectly, controlling, controlled by or under common control with such Person or entity.

(c) “Approved Markets” shall mean the Nasdaq Global Market, the NYSE or the American Stock Exchange.

(d) “Articles” means these Articles Supplementary with respect to the Preferred Stock, as amended from time to time.

(e) “Articles of Incorporation” has the meaning set forth in the recitals.

(f) “Authorized Preferred Stock” has the meaning set forth in the recitals.

(g) “Beneficially Owned” means with respect to any securities having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

(h) “BGE” means Baltimore Gas and Electric Company.

(i) “Board Observer” has the meaning set forth in Section 5(b).

(j) “Board of Directors” means the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

(k) “Business Day” means a day other than a Saturday, Sunday or other day on which banks in the State of Maryland are required or authorized to close.

(l) “Calendar Quarter” means each three-month quarterly period ended March 31, June 30, September 30 or December 31.

(m) “Capital Stock” of any Person means any and all securities (including equity-linked securities), interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preference Stock.

(n) “Change of Control” means the consummation of any transaction or series of related transactions involving (i) any purchase or acquisition (whether by way of merger, share exchange, consolidation, business combination or similar transaction or otherwise) by any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) (such other Person or group, an “Acquiring Person”), of any of (A) securities representing a majority of the outstanding voting power of the Company entitled to elect the Board of Directors or (B) the majority of the outstanding shares of Common Stock, (ii) any sale, lease, exchange, transfer, license or disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken together as a whole, to an Acquiring Person, that is not the Company or a Subsidiary of the Company (iii) any merger, consolidation or business combination in which the holders of voting securities of the Company immediately prior to the transaction, as a group, do not hold securities representing a majority of the outstanding voting power entitled to elect the board of directors or other governing body of the surviving entity in such merger, consolidation or business combination, (iv) any merger, share exchange, consolidation, business combination or similar transaction or otherwise in which the Holders of the Preferred Stock do not receive securities having the same powers, preferences and rights as provided for herein or (v) Continuing Directors ceasing to constitute a majority of the members of the Board of Directors; provided, however, that the consummation of the Merger (as defined in the Merger Agreement) shall not be deemed to be a Change of Control.

(o) “Common Stock” means the common stock, no par value, of the Company, or any other class of stock resulting from successive changes or reclassifications of such common stock consisting solely of changes in par value, or from par value to no par value, or as a result of a subdivision, combination, or merger, consolidation or similar transaction in which the Company is a constituent corporation.

(p) “Company” has the meaning set forth in the recitals.

(q) “Continuing Directors” means a director who either was a member of the Board of Directors on the Original Issue Date or who becomes a member of the Board of Directors subsequent to that date and whose election, appointment or nomination for election is duly approved by a majority of the Continuing Directors on the Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors in which such individual is named as nominee for director.

(r) “Conversion Date” has the meaning set forth in Section 7(b)(iii).

(s) “Conversion Event” shall mean the first to occur of: (i) the date that is 180 days following the date Parent (as defined in the Merger Agreement) exercises the Limited Due Diligence Termination Right if the Company has not redeemed the Preferred Stock as of such date pursuant to Section 6 below, (ii) the date the Merger Agreement is terminated (other than upon exercise of the Limited Due Diligence Termination Right or due to a breach of the Merger Agreement by Parent or Merger Sub (as defined in the Merger Agreement)) and (iii) the Initial Termination Date, as defined in the Merger Agreement, as may be extended by the Company or Parent.

(t) “Conversion Share Amount” has the meaning set forth in Section 7(a)(i).

(u) “Convertible Securities” means debt securities or shares of Capital Stock convertible into or exchangeable for Common Stock.

(v) “Dividend Payment Date” means January 2, April 1, July 1 and October 1, of each year. The first Dividend Payment Date shall be October 1, 2008,; provided, that if any such payment date is not on a Business Day then such dividend shall be payable on the next Business Day.

(w) “Dividend Rate” has the meaning set forth in Section 3(a).

(x) “Dividend Record Date” means, with respect to any dividend payable on a Dividend Payment Date, the preceding December 15, March 15, June 15 and September 15, with respect to any dividend payable on any other date, such date as may be determined by the Board of Directors.

(y) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(z) “GAAP” means United States generally accepted accounting principles.

(aa) “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person.

(bb) “Holder” or “holder” means a holder of record of shares of the Preferred Stock.

(cc) “Indebtedness for Borrowed Money” means indebtedness for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments (including any Guarantee of any of the foregoing) or deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practice).

(dd) “Junior Stock” means all classes of Common Stock and each other class of Capital Stock or series of preferred stock of the Company established after the Original Issue Date by the Board of Directors, the terms of which expressly do not provide that such class or series ranks senior to or on parity with the Preferred Stock as to dividend rights and rights upon a Liquidation and Change of Control.

(ee) “Limited Due Diligence Termination Right” means the termination right set forth in Section 9.1(h) of the Merger Agreement.

(ff) “Liquidation” means the voluntary or involuntary liquidation, dissolution or winding-up of the Company.

(gg) “Liquidation Event” has the meaning set forth in Section 4(a).

(hh) “Liquidation Preference” has the meaning set forth in Section 4(a).

(ii) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of September 19, 2008, by and among the Company, MidAmerican and MEHC Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of MidAmerican, as amended from time to time.

(jj) “MGCL” has the meaning set forth in the recitals.

(kk) “MidAmerican” means MidAmerican Energy Holdings Company, an Iowa corporation.

(ll) “NYSE” means the New York Stock Exchange, Inc.

(mm) “Original Issue Date” means September 22, 2008.

(nn) “Parity Stock” means any class of Capital Stock or series of preferred stock of the Company established after the Original Issue Date by the Board of Directors and in accordance with the terms hereof, the terms of which expressly provide that such class or series will rank on parity with the Preferred Stock as to dividend rights or rights upon a Liquidation or payments rights on a Change of Control.

(oo) “Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

(pp) “Preference Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any series, class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other series or class of such Person.

(qq) “Preferred Nominee” has the meaning set forth in Section 5(b)(i).

(rr) “Preferred Stock” has the meaning set forth in Section 1(a).

(ss) “Purchase Agreement” means that certain Stock Purchase Agreement, dated September 19, 2008, by and between the Company and MidAmerican.

(tt) “Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is converted or exchanged into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such dividend, distribution, cash, security or other property (whether or not such date is fixed by the Board of Directors of the Company or by statute, contract or otherwise).

(uu) “Redemption” has the meaning set forth in Section 6(a).

(vv) “Redemption Notice” has the meaning set forth in Section 6(d).

(ww) “Redemption Price” has the meaning set forth in Section 6(a).

(xx) “Register” has the meaning set forth in Section 3(a).

(yy) “Required Holders” means as of any date the holders of more than 50% of the then-outstanding shares of Preferred Stock, voting together as a single class.

(zz) “SEC” or “Commission” means the United States Securities and Exchange Commission.

(aaa) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(bbb) “Senior Notes” means the Company’s 14% Senior Notes which will be evidenced by the form of Note attached as Exhibit A to the Purchase Agreement.

(ccc) “Senior Stock” means each class of Capital Stock or series of preferred stock of the Company established after the Original Issue Date by the Board of Directors and in accordance with the terms hereof, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon a Liquidation.

(ddd) “Special Triggering Event” means any of the following events:

(i) the failure of the Company to redeem the shares of Preferred Stock required to be redeemed on the applicable redemption date;

(ii) the failure of the Preferred Nominees to be appointed or elected to the Board of Directors;

(iii) the failure of the Company to list the shares of Common Stock issuable upon conversion of the Preferred Stock on the NYSE or another Approved Market on which the Common Stock is listed for trading by the date that is thirty (30) days following the Original Issuance Date; or

(iv) the failure of the Company to reserve and keep available for issuance the number of shares of authorized but unissued shares of Common Stock required pursuant to Section 7(a)(iii).

(eee) “Stated Value” means $100,000 per each share of Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate action having a similar effect with respect to the Preferred Stock.

(fff) “Subsidiary” means a partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization of which a Person owns, directly or indirectly, more than 50% of the stock or other interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such entity.

(ggg) “Trading Day” means a day during which trading securities generally occurs on the NYSE or, if the Common Stock is not listed on the NYSE, on the Approved Market on which the Common Stock is then listed.

(hhh) “Transaction” has the meaning set forth in Section 9(c).

(iii) “Transfer Agent” means American Stock Transfer & Trust Company, the Company’s duly appointed transfer agent, registrar and conversion and dividend disbursing agent for the Preferred Stock, or such other Transfer Agent as may be appointed by the Company from time to time.

3. Dividends.

(a) From and after the Original Issue Date, the Holders shall be entitled to receive when and as authorized by the Board of Directors out of funds legally available for that purpose, on each Dividend Payment Date, cash dividends on each share of Preferred Stock, at a rate per annum equal to eight percent (8%) of the Stated Value as of the Dividend Payment Date (the “Dividend Rate”). Dividends shall be cumulative from the Original Issue Date and shall compound quarterly at the Dividend Rate then in effect and be payable quarterly in arrears, on each Dividend Payment Date, commencing on the first Dividend Payment Date following the Original Issue Date; provided, that if any such payment date is not a Business Day then such dividend shall be payable on the next Business Day. Each dividend shall be payable to the Holders of Preferred Stock as they appear on the securities register maintained in respect of the Preferred Stock by the Company (the “Register”) at the close of business on the corresponding Dividend Record Date. All dividends paid with respect to shares of Preferred Stock shall be paid pro rata to the Holders entitled thereto. The amount of dividends payable for any other period shorter or longer than a full dividend period, shall be computed on the basis of twelve 30-day months and a 360-day year. Dividend payments shall be aggregated per Holder and shall be rounded to the nearest cent (with $.005 being rounded upward).

(b) Upon a Special Triggering Event, the then applicable Dividend Rate shall automatically be increased by two percent (2%) per annum from and including the date on which any such Special Triggering Event shall occur through but excluding the date on which the Special Triggering Event shall have been cured or waived by the Required Holders.

(c) No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Preferred Stock or Parity Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sum of cash sufficient for the payment thereof is set apart for the payment of such dividend, upon all outstanding shares of Preferred Stock and Parity Stock. Notwithstanding the foregoing, if full cumulative dividends have not been paid on the Preferred Stock and all Parity Stock, all dividends declared and paid on the Preferred Stock and such Parity Stock shall be declared and paid pro rata so that the amounts of dividends declared and paid per share on the Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of Preferred Stock and such Parity Stock bear to each other.

(d) No dividends or other distributions may be declared, made or paid, or set apart for payment upon, any Junior Stock, nor may any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Junior Stock) by or on behalf of the Company or any of its Subsidiaries, unless all Accrued Dividends shall have been or contemporaneously are declared and paid in cash, or are declared and a sum of cash sufficient for the payment thereof is set apart for such payment, on the Preferred Stock and all Parity Stock for all dividend periods terminating on or prior to the dividend payment date for such declaration, payment, redemption, purchase or acquisition; provided, however, that the Company may purchase shares of Common Stock upon the exercise of stock options and vesting of restricted stock for purposes of withholding tax, cashless exercise and to satisfy option exercises in accordance with past practices.

4. Liquidation; Change of Control. In the event of any Liquidation or Change of Control (a “Liquidation Event”), the Holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets and funds of the Company available for distribution to its stockholders an amount in cash per each share of Preferred Stock equal to (a) 100% of the Stated Value for each share of Preferred Stock outstanding on the date of such Liquidation Event, plus an amount equal to (b) all Accrued Dividends thereon to the date of the Liquidation Event before any payment shall be made or any assets distributed to the holders of any of the Junior Stock (the sum of (a) and (b) being referred to as the “Liquidation Preference”). Without limiting any rights and remedies of the Holders, if upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders after payment in full of amounts required to be paid or distributed to holders of Senior Stock are not sufficient to pay in full the liquidation payments payable to the Holders of outstanding shares of the Preferred Stock and any the holders of any Parity Stock, then the Holders of all such shares shall share ratably in such distribution of the remaining assets and funds of the Company in accordance with the amount which would otherwise be payable on such distribution if the amounts to which the Holders of outstanding shares of Preferred Stock and the holders of outstanding shares of such Parity Stock are entitled were paid in full. The Preferred Stock shall remain outstanding following the consummation of the Merger.

5. Voting Rights.

The Holders shall be entitled to the following voting rights:

(a) General. The holders of record of shares of Series A Preferred Stock shall not be entitled to any voting rights except as hereinafter provided in this Section 5.

(b) Director Elections.

(i) Within two (2) Business Days following the Original Issuance Date, the number of directors constituting the Board of Directors of the Company shall be automatically increased by one (1) and, MidAmerican shall have the right to nominate one (1) individual (herein referred to as the “Preferred Nominee”), and the Board of Directors shall appoint such Preferred Nominee to such newly created directorship. The Preferred Nominee so appointed shall serve until the next annual meeting of the stockholders of the Company and until his or her successor is elected and qualifies. The Board of Directors shall cause the Company to include the Preferred Nominee in the slate of nominees recommended by the Board of Directors to the holders of Common Stock for election at the 2009 annual meeting of stockholders of the Company and for reelection at every meeting thereafter and shall use all commercially reasonable efforts to cause the election of the Preferred Nominee, including soliciting proxies in favor of his or her election. In the event the Preferred Nominee resigns, is unable to serve as a member of the Board of Directors, is removed from the Board of Directors or fails to be elected as a member of the Board of Directors at any annual stockholders meeting, MidAmerican shall have the right to nominate another individual (a “Substitute Nominee”) and the Board of Directors shall appoint such Substitute Nominee to fill the vacancy created by the resignation or removal of the prior Preferred Nominee, at which point such Substitute Nominee shall be deemed to be the Preferred Nominee.

(ii) For so long as such membership does not conflict with any applicable law or regulation or listing requirement of the NYSE or any other Approved Market (as determined in good faith by the Board of Directors of the Company) that the Common Stock is listed for trading, the Preferred Nominee shall be entitled to serve as a member of each committee of the Board of Directors, except for any committee formed to consider a transaction between the Company and MidAmerican, its Affiliates or any Holder that is Affiliated with the Preferred Nominee or an Affiliate of any Holder that is Affiliated with the Preferred Nominee.

(iii) If MidAmerican has not exercised its right to nominate a Preferred Nominee but is entitled to do so pursuant to this Section 5(b), it may appoint a board observer (the “Board Observer”) who shall have the right to attend and participate in all meetings of, and receive all material distributed to, the Board of Directors, but shall not be entitled to vote at meetings of the Board of Directors or any committees thereof. The Board Observer shall be entitled to attend and participate in each committee of the Board of Directors, except for any committee formed to consider a transaction between the Company and MidAmerican, its Affiliates or any Holder that is Affiliated with the Preferred Nominee or an Affiliate of any Holder that is Affiliated with the Preferred Nominee. The Company shall reimburse the Board Observer for all costs and expenses reasonably incurred in connection with attending any meetings of the Board of Directors or committees thereof. Notwithstanding the above, the Company has the right to withhold any information from the Board Observer and to exclude the Board Observer from any meeting or portion thereof if access to such information or attendance at such meeting, could:

(1) based on the advice of the Company’s outside counsel, adversely affect the attorney-client privilege between the Company and its counsel;

(2) cause the Board of Directors to breach its fiduciary duties; or

(3) result in a conflict between interests of the Company, on the one hand, and those of the Board Observer or its Affiliates, on the other hand.

The Company will use its reasonable best efforts to ensure that any withholding of information or any restriction on attendance is strictly limited only to the extent necessary set forth in the preceding sentence.

(iv) Notwithstanding the foregoing, at such time as the outstanding shares of Preferred Stock Beneficially Owned by MidAmerican and its Affiliates are less than 33.3% of the shares of Preferred Stock issued to MidAmerican or its Affiliates on the Original Issuance Date, MidAmerican shall not be entitled to designate and the Holders shall not be entitled to nominate the Preferred Nominee or the Board Observer under this Section 5(b).

(c) So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of the stockholders required by law or by the Articles of Incorporation, bylaws of the Company or these Articles, the Company shall not, and shall not permit its Subsidiaries to (in each case, whether by merger, consolidation, reorganization, operation of law or otherwise), without the written consent or affirmative vote at a meeting called for that purpose of the Required Holders:

(i) in the case of the Company, amend, alter, waive or repeal any provision of its Articles of Incorporation or Bylaws or these Articles (by merger, consolidation or otherwise) in any manner that would adversely affect the rights, preferences or privileges of the Preferred Stock or split, reverse split, subdivide, reclassify or combine the Preferred Stock or create, authorize or issue any Senior Stock or Parity Stock or any security convertible into, or exchangeable or exercisable for, shares of Senior Stock or Parity Stock;

(ii) authorize or effect a voluntary or involuntary liquidation, dissolution or winding up or adopt any plan for the same;

(iii) amend, alter, remove or repeal any provision of the Company’s or a Subsidiary’s charter (including articles supplementary) or bylaws (or equivalent organizational documents) or create, authorize or issue any shares of Capital Stock having a right to dividends (other than the Common Stock) or redemption;

(iv)(a) incur Indebtedness for Borrowed Money; provided, however, that the Company may incur senior unsecured debt ranking pari passu with the Company’s existing senior unsecured debt and BGE shall be permitted to incur Indebtedness for Borrowed Money consistent with past practices and regulatory approvals, (b) increase the amount of the Company’s regular quarterly Common Stock dividend, (c) pay or distribute (by means of a dividend or otherwise) assets (including property or cash) to holders of the Company’s Capital Stock, other than the payment of cash dividends on the Preferred Stock pursuant to Section 3, the payment of the Company’s regular cash dividend in a manner that otherwise complies with these Articles, as required by the terms of Capital Stock outstanding as of the Original

Issuance Date or the payment of the Merger Consideration (as defined in the Merger Agreement) to the holders of Common Stock upon consummation of the Merger or (d) engage in a self tender offer, redemption or share repurchase (whether privately negotiated or open market repurchases), other than as required by the terms of Capital Stock outstanding as of the Original Issuance Date;

(v) if dividends have not been paid in full to holders of Preferred Stock in accordance with Section 3 hereof on two (2) consecutive Dividend Payment Dates, take any action that requires the approval of holders of Common Stock or other Capital Stock, other than the election of members of the Board of Directors and the ratification of the Company’s independent auditor at the Company’s regularly scheduled annual stockholders meeting;

(vi) enter into any transaction with any officer, director or Beneficial Owner of five percent (5%) or more of the Common Stock or any Affiliate of the foregoing, other than employment and compensation arrangements for officers, employees and directors in the ordinary course of business consistent with past practice.

provided that this Section 5 (c) shall not apply to (and the Holders shall have no right to vote or give consent with respect to shares of Preferred Stock with respect to) any Takeover Proposal (as defined in the Merger Agreement) after the occurrence of a breach by MidAmerican or MEHC Merger Sub, Inc. under the Merger Agreement that causes a termination of such agreement.

Notwithstanding anything contained herein, for so long as the Merger Agreement is in effect, the Company shall not be prohibited from taking any action permitted by the Merger Agreement.

(d) Any action to be taken at any annual or special meeting of stockholders by the Holders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Holder or Holders of shares of Preferred Stock having no less than the minimum number of votes that would be required to take such action at a meeting at which the shares of Preferred Stock were present and voted. Prompt written notice of the taking of any action by the Holders by less than unanimous written consent shall be given to the Holders who did not consent in writing to the action.

(e) Notwithstanding anything to the contrary contained herein or in the Articles of Incorporation, the Holders shall not have any vote or consent right with respect to the Merger.

6. Redemption Rights.

(a) On the second anniversary of the Original Issuance Date, the Company shall, and in the event that MidAmerican exercises the Limited Due Diligence Termination Right, for a period of 180 days after the date MidAmerican exercises such right, the Company shall have the right to, redeem (a “Redemption”) all, but not less than all, of the outstanding shares of Preferred Stock for an amount in cash equal to the sum of (a) 100% of the Stated Value for each share of Preferred Stock outstanding on the date of such Redemption, plus an amount equal to (b) all Accrued Dividends thereon to the date of the Redemption (the “Redemption Price”).

(b) If the Company is unable to redeem any shares of Preferred Stock then to be redeemed because such Redemption would violate the applicable laws of the State of Maryland, then the Company shall if requested by a Holder of Preferred Stock redeem such shares of Preferred Stock that it is permitted to redeem pursuant to the laws of the State of Maryland and shall redeem such other shares then subject to Redemption as soon thereafter as the Board of Directors determines that the redemption would not violate such laws.

(c) In the event of any Redemption of only a part of the then outstanding Preferred Stock then entitled to be redeemed, the Company shall effect such redemption pro rata among the holders thereof in proportion to the respective amounts which would otherwise be payable in respect to the shares of Preferred Stock held by them upon the date of such Redemption, if all amounts payable on or with respect to said shares were paid in full.

(d) At least ten (10) business days prior to the redemption date written notice shall be mailed, postage prepaid, by the Company to each holder of record of Preferred Stock at his, her or its post office address last shown on the Register, notifying such holder of the Redemption, specifying the redemption date and calling upon such holder to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Preferred Stock to be redeemed (such notice hereinafter referred to as the “Redemption Notice”). On or prior to each redemption date, each holder of Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such redeemed shares to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the redemption date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Preferred Stock designated for Redemption in the Redemption Notice (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

(e) Any shares of Preferred Stock so redeemed shall be permanently retired, shall no longer be deemed outstanding and shall not under any circumstances be reissued, and the Company may from time to time take such appropriate corporate action as may be necessary to reduce the authorized Preferred Stock accordingly.

7. Conversion.

(a) Automatic Conversion Right.

(i) Upon the occurrence of the Conversion Event and subject to the receipt of all required regulatory approvals, each share of Preferred Stock shall be automatically converted into (A) 3,550.6757 shares of Common Stock (such number of shares, the “Conversion Share Amount”), as adjusted pursuant to Section 8, and (B) Senior Notes with an original aggregate principal amount equal to the Stated Value.

(ii) Except as otherwise provided for herein, a Holder of Preferred Stock shall not be entitled to any rights of a holder of shares of Common Stock or Senior Notes until such Holder’s Preferred Stock has been converted into shares of Common Stock and Senior Notes in accordance with the provisions of this Section 7.

(iii) If the conversion of Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be payable in cash in lieu thereof at the closing stock price on the date preceding the Conversion Date.

(iv) At all times the Company shall reserve and keep available for issuance such number of its authorized but unissued shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock. The Company shall take all action permitted by law to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Preferred Stock. The Company covenants that all Common Stock that may be issued upon conversion of Preferred Stock shall upon issuance be duly authorized, fully paid and non-assessable. The Company further covenants that, if at any time the Common Stock shall be listed on the NYSE or any other Approved Market on which the Common Stock is listed for trading, the Company will, if permitted by the rules of such Approved Market, cause to be listed or quoted on such exchange or automated quotation system, all Common Stock issuable upon conversion of the Preferred Stock.

(b) Conversion Right Procedures.

(i) Upon conversion pursuant to this Section 7, each Holder shall surrender to the Company of the certificates representing shares of Preferred Stock to be converted at any time during usual business hours at the Company’s principal place of business or the offices of the Transfer Agent and specifying the name or names (with address or addresses) in which a certificate or certificates for shares of Common Stock and Senior Notes are to be issued and (if so required by the Company or the Transfer Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Company or the Transfer Agent duly executed by the Holder or its legal representative.

(ii) As promptly as practicable after the surrender of the certificate or certificates for Preferred Stock as aforesaid in no event later than three (3) Trading Days thereafter, the Company shall issue and shall deliver or cause to be issued and delivered to such Holder, or to such other Person on such Holder’s written order (A)

one or more certificates representing the number of validly issued, fully paid and non-assessable whole shares of Common Stock to which the Holder of Preferred Stock being converted, or the Holder’s transferee, shall be entitled, (B) cash for any payment of Accrued Dividends through the Conversion Date, (C) cash payment in lieu of fractional shares in accordance with Section 7(a)(iii), if any, and (D) one or more Senior Notes with a principal amount equal to the aggregate Stated Value of the shares of Preferred Stock being converted previously held by such Holder.

(iii) Each conversion shall be deemed to have been made at the close of business on the date of the Conversion Event (the “Conversion Date”) so that the rights of the Holder thereof as to the Preferred Stock being converted shall cease except for the right to receive the Common Stock and the Senior Notes, and the Person entitled to receive shares of Common Stock and Senior Notes shall be treated for all purposes as having become the record holder of those shares of Common Stock and Senior Notes at that time.

(iv) The issuance or delivery of certificates for Common Stock and Senior Notes upon the conversion of shares of Preferred Stock pursuant to this Section 7 shall be made without charge to the converting Holder of shares of Preferred Stock for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of, or in such names as may be directed by, the Holders of the shares of Preferred Stock converted.

(c) Cash Payment. In the event the Company has not received all regulatory approvals required for the issuance of the shares of Common Stock due to a Holder upon conversion of such Holder’s shares of Preferred Stock pursuant to Section 7(a), the Company shall be required to make a cash payment, by wire transfer of immediately available U.S. funds, to the Holder in lieu of the issuance of the shares of Common Stock that are otherwise due to such Holder in amount equal to: (i) the number of shares of Common Stock issuable to such Holder and not issued pursuant to Section 7(a) multiplied by (ii) $26.50, adjusted proportionately with any adjustment to the Conversion Share Amount pursuant to Section 8. This Section 7(c) shall in no way relieve the Company from its obligation to deliver Senior Notes to a Holder upon a Conversion Event pursuant to Section 7(a).

8. Adjustment of Conversion Share Amount.

(a) The Conversion Share Amount shall be adjusted from time to time (without duplication) by the Company as follows:

(i) If the Company shall pay a dividend or make a distribution to holders of outstanding Common Stock in shares of Common Stock, the Conversion Share Amount in effect immediately prior to the Record Date for the determination of stockholders entitled to receive such dividend or other distribution shall be increased so that the same shall equal the number determined by multiplying (A) the Conversion Share Amount in effect immediately prior to such Record Date by (B) a fraction, of which the numerator shall be the sum of (1) the number of shares of Common Stock outstanding at the close of business on such Record Date plus (2) the total number of shares of Common Stock constituting such dividend or other distribution and of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on such Record Date. Such adjustment shall be made successively whenever any such dividend or distribution is made and shall become effective immediately after such Record Date. If any dividend or distribution of the type described in this clause (i) is declared but not so paid or made, the Conversion Share Amount shall again be adjusted to the Conversion Share Amount that would then be in effect had such dividend or distribution not been declared.

(ii) If the Company shall subdivide its outstanding Common Stock into a greater number of shares of Common Stock, or combine its outstanding Common Stock into a smaller number of shares of Common Stock, the Conversion Share Amount in effect immediately prior to the day upon which such subdivision or combination becomes effective shall be, in the case of a subdivision of Common Stock, proportionately increased and, in the case of a combination of Common Stock, proportionately decreased. Such adjustment shall be made successively whenever any such subdivision or combination of the Common Stock occurs and shall become effective immediately after the date upon which such subdivision or combination becomes effective.

(b) Whenever the Conversion Share Amount shall be adjusted as provided in Section 8(a), the Company shall file, at the office of the Transfer Agent, a statement showing in detail the facts requiring such adjustment and the Conversion Share Amount that shall be in effect after such adjustment, and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each Holder at its address appearing in the Register. Each such statement shall be signed by the Company’s chief financial officer. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of Section 8(c). The Company shall, upon written request at any time of any Holder, furnish or cause to be furnished to such Holder a certificate setting forth (i) all adjustments and readjustments to the Conversion Share Amount, (ii) the Conversion Share Amount at the time in effect and (iii) the number of shares of Common Stock and aggregate principal amount of Senior Notes which at the time would be received upon the conversion of such Holder’s shares of Preferred Stock if such shares were convertible at such time.

(c) In the event the Company shall propose to take any action of the type described in Section 8(a), the Company shall give notice to each Holder which notice shall specify the Record Date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect on the Conversion Share Amount and the number of shares of Common Stock which shall be deliverable upon conversion of shares of the Preferred Stock. Except as otherwise provided herein, (x) in the case of any action that would require the fixing of a Record Date, such notice shall be given at least five days prior to the date so fixed and (y) in the case of all other action, such notice shall be given at least five days prior to the taking of such proposed action.

9. Recapitalization, Reclassification and Changes in Common Stock. Upon the occurrence of any:

(a) reclassification of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination);

(b) merger or consolidation of the Company with or into another Person (other than a Subsidiary) other than a merger or consolidation in which the Company is the resulting or surviving Person and which does not result in any reclassification or change of outstanding Common Stock and which transaction does not constitute a Change of Control; or

(c) sale or other disposition of all or substantially all of the property and assets of the Company (on a consolidated basis) to any other Person which transaction does not constitute a Change of Control (any of the foregoing events in clauses (a) through (c), a “Transaction”), then the Preferred Stock shall be convertible after the Transaction into the kind and amount of shares of stock or other securities or other property or assets (including cash) that the holders of Preferred Stock would have been entitled to receive upon such Transaction had such Preferred Stock been converted into Common Stock and Senior Notes immediately prior to such Transaction after giving effect to any adjustment. The provisions of this Section 9 shall apply to successive Transactions. In the event that holders of the Common Stock shall have the opportunity to elect the form of consideration to be received in a Transaction, then the Company shall make adequate provision whereby each Holder shall have a reasonable opportunity to determine the form of consideration into which all of such Holder’s shares of Preferred Stock, shall be convertible from and after the effective date of such Transaction. Such determination shall be (i) subject to any limitations to which all of the holders of Common Stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such Transaction and (ii) conducted in such a manner as to be completed by the date that is the earlier of (a) the deadline for elections to be made by holders of Common Stock and (b) five (5) Trading Days prior to the anticipated effective date of such Transaction. The Company will not effect any Transaction unless prior to the consummation thereof the successor Person (if other than the Company) resulting from such Transaction shall assume by written instrument mailed or delivered to the Holders at the last address of each such holder appearing on the Register, the obligation pursuant to this Section 9. At least twenty (20) days prior written notice of the date on which the Transaction will be consummated shall be given to the Holders.

10. Other Provisions.

(a) Any notice that was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

(b) Shares of Preferred Stock issued and reacquired will be retired and canceled promptly after reacquisition thereof and, upon compliance with the applicable requirements of Maryland law, will have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may with any and all other authorized but unissued shares of preferred stock of the Company be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company, except that any issuance or reissuance of shares of Preferred Stock must be in compliance with these Articles.

(c) The shares of Preferred Stock shall be issuable only in whole shares.

(d) Unless otherwise specifically provided herein, all notice periods referred to herein shall commence on the date following the mailing of the applicable notice.

(e) If at any time the Company is required to make any payment to a Holder pursuant to these Articles, the Company does not have sufficient funds legally available to make such payment, the Company shall, to the extent permitted by applicable law, make as much of such required payment as is, in the good faith determination of the Board of Directors legally permissable, ratably to each Holder in proportion to the number of shares of Preferred Stock held by such Holder, and shall thereafter from time to time, as soon as it shall have funds available therefor, make payment of as much of the remaining amount of such required payment as it legally may until it has made such payment in its entirety. For the avoidance of doubt, such partial payments shall not reduce or waive the rights of the Holders hereunder.

(f) The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to these Articles as a whole and not merely to the specific section, paragraph or clause in which such word appears. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The definitions given for terms in Section 2 and elsewhere in these Articles shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(g) Any of the rights of the Holders set forth herein (including, without limitation, any rights to notices, adjustments, board seats or otherwise) may be waived by any Holder with respect to such Holder and by the affirmative consent or vote of the Required Holders, and such waiver shall be binding on all Holders.

11. Breach Redemption Right. In the event a court having valid jurisdiction over claim or dispute arising under the Merger Agreement determines by a final nonappealable judgment that Parent or Merger Sub owes damages to the Company under the Merger Agreement (the amount of any such damages, the “Recoverable Amount”), the Company shall have the right to redeem that number of shares of Preferred Stock with a Stated Value equal to or less than the Recoverable Amount for $0.01 per share. If certificates are not surrendered upon payment by the Company, such shares so redeemed shall be deemed no longer outstanding. Such redemption shall be made pursuant to Section 6(c), (d) and (e) hereof.

12. Transferability. Shares of Preferred Stock may not be transferred by any Holder prior to the consummation of the Merger unless the transferee acknowledges in writing to the Company that it understands and acknowledges the provisions of Section 11 hereof and 10.12(a) of the Merger Agreement. Any such transfer absent such acknowledgement shall be void ab initio.

SECOND: The shares of Series A Convertible Preferred Stock have been classified and designated by the Board of Directors of the Company under the authority contained in the Articles of Incorporation.

THIRD: These Articles Supplementary have been approved by the Board of Directors of the Company in the manner and by the vote required by law.

FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

* * * * *

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Executive Vice President and General Counsel and attested to by its Secretary on this 19th day of September, 2008.

CONSTELLATION ENERGY GROUP, INC.

By:	/s/ Irving B. Yoskowitz
Irving B. Yoskowitz
Executive Vice President and General Counsel

ATTEST:

By:	/s/ Charles A. Berardesco
Charles A. Berardesco
Vice President, Deputy General Counsel
and Secretary